February 23, 2011

Mr. Jim B. Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           UTG, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and
September 30, 2010
File Number: 000-16867

Dear Mr. Rosenberg:

We have the following responses to your letter dated February 8, 2011 on our Form 10-K filing for the year ended December 31, 2009.

Form 10-K Amendment No. 2 for the fiscal year ended December 31, 2009

Item 8.  Financial Statements and Supplementary Data

Consent of Independent Registered Public Accounting Firm, page 36

1.
Please tell us why you included a consent from Brown Smith Wallace, LLC and the reason it was post dated February 24, 2011.  Consents of the reports of accountants are generally not required in Form 10-K.  Confirm that Brown Smith Wallace reissued their report dated March 30, 2010 for use in the amendment 2 to your Form 10-K and that it meets the requirements of Article 2 of Regulation S-X.

Response:  The consent letter was unintentionally dated February 24, 2011 as opposed to the intended, and correct date, of January 24, 2011.  Additionally, we confirm that Brown Smith Wallace reissued their report dated March 30, 2010 for use in the amendment 2 to our Form 10-K and that it meets the requirements of Article 2 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 37

2.
You indicated in your response to prior comment one that the report of Brown Smith Wallace, LLC will include the city and state where issued in future filing.  We consider this amendment to be a future filing.  Please have Brown Smith Wallace LLC revise their report to include the city and state where issued as previously requested.

Response:  We have received the revised auditors’ report that includes the city and state where issued, in accordance with the applicable rules.

Notes to Consolidated Financial Statements, page 41

Note 4B. Investments Securities

3.
Regarding prior comment three, please provide us with the name of each issuer of equity securities in an unrealized loss position for greater than six months as of September 30, 2010 and December 31, 2010.  Tell us the amount of the related unrealized loss as of September 30, 2010 and December 31, 2010 for each security, and the date the security first was in an unrealized loss position.  Explain to us why management believes that the total cost will be recoverable at September 30, 2010 and December 31, 2010 and describe the key assumptions made and factors used by management to support the conclusion that the decline below cost is not other-than-temporary.

Response:

UTG
Unrealized Losses Greater than Six Months

	Issuer	Unrealized (Loss)	Date of initial sustained unrealized loss
9/30/10
	Investors Heritage Capital Corporation	(192,460)	12/17/2008
	SFF Royalty	(106,233)	4/1/2008
	Amen Properties	(134,215)	12/20/2008
	HL Financial Services	(225,600)	10/1/2008

As of September 30, 2010, the Company held equity securities in the financial services industry and the energy industry with sustained unrealized losses.  At September 30, 2010, the Company did not consider these investments to be other-than-temporarily impaired.

HL Financial Services (HL) is principally engaged in various financial service businesses including retail brokerage, securities trading, investment banking, asset management, trust services and correspondent clearing.  The severity of the unrealized loss (15%) and the duration of the unrealized loss (approximately twenty-four months) correlate with the severe downturn in the economy, and specifically financial services.  The Company evaluated the near-term prospects of HL in relation to the severity and duration of the unrealized loss.  Based on that evaluation, along with more stable financial markets and moderating economy, and the Company’s ability and intent to hold the security for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider HL to be other-than temporarily impaired at September 30, 2010.

Investors Heritage Capital Corporation (Investors) is primarily involved in the sale and administration of various insurance and annuity products.  The severity of the unrealized loss (31%) and the duration of the unrealized loss (approximately twenty-two months) correlate with the severe downturn in the economy, and specifically financial services.  Many insurance companies were severely weakened over the last few years as they sustained losses on their investment portfolios that strained their capital position, restricting current and future flexibility.   Although the Company purchased Investors at higher prices prior to the market meltdown, the Company believes Investors has weathered the storm and has not been severely weakened, and will show significant improvement over the short-term as the economy continues to recover and asset prices continue to improve.  The Company evaluated the near-term prospects of Investors in relation to the severity and duration of the unrealized loss.  Based on that evaluation and the Company’s ability and intent to hold the security for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider HL to be other-than temporarily impaired at September 30, 2010.

Amen Properties (Amen) and SFF Royalty (SFF) are primarily involved in energy related businesses and are therefore impacted significantly by the price of oil and the strength of the general economy.  The severity of the unrealized loss (9% for Amen and 5% for SFF) and the duration of the unrealized loss (approximately twenty-two months for Amen and thirty months for SFF) correlate with the severe downturn in the economy, and specifically oil prices.  The overall energy industry and share prices of companies have suffered along with the general decline in the economy and decline in the price of oil since late 2007 and mid 2008, respectively.  The financial stability of both Amen and SFF has remained strong throughout the downturn.  As the economy continues to improve, end-user demand returns, and the price of oil responds in kind, Amen and SFF will continue to see strong results in net income and even stronger balance sheets.  Along with the aforementioned outlook, the Company evaluated the near-term prospects of Amen and SFF in relation to the severity and duration of the unrealized loss.  Based on that evaluation and the Company’s ability and intent to hold the securities for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider them to be other-than temporarily impaired at September 30, 2010.

UTG
Unrealized Losses Greater than Six Months

	Issuer	Unrealized (Loss)	Date of initial sustained unrealized loss
12/31/10
	SFF Royalty	(68,643)	4/1/2008
	Amen Properties	(456,032)	12/20/2008

As of December 31, 2010, the Company held equity securities in the energy industry with sustained unrealized losses.  At December 31, 2010, the Company did not consider these investments to be other-than-temporarily impaired.

Amen Properties (Amen) and SFF Royalty (SFF) are primarily involved in energy related businesses and are therefore impacted significantly by the price of oil and the strength of the general economy.  The severity of the unrealized loss (28% for Amen and 4% for SFF) and the duration of the unrealized loss (approximately twenty-five months for Amen and thirty-three months for SFF) correlate with the severe downturn in the economy, and specifically oil prices.  The overall energy industry and share prices of companies have suffered along with the general decline in the economy and decline in the price of oil since late 2007 and mid 2008, respectively.  The financial stability of both Amen and SFF has remained strong throughout the downturn.  As the economy continues to improve, end-user demand returns, and the price of oil responds in kind, Amen and SFF will continue to see strong results in net income and even stronger balance sheets.  The 28% decline in Amen is similar to other companies and indexes in the energy industry.  Although many share prices are down, the industry, including Amen, remains fundamentally strong and Management considers prospects going forward favorably.  Management and management contacts are thoroughly familiar with the energy industry and with Amen in particular.  Independent analysis on Amen has been done by management such as evaluating Amen’s business platform, potential near-term and long-term business plans, financial condition and an evaluation of and discussions with management of Amen.  The overall evaluation was positive in relation to the value currently afforded it in the market.  Market values can remain depressed for extended periods of time even though a company is fundamentally strong and future prospects are bright. Over time, share prices eventually correlate with a company’s stability, income, and cash flow.  Management believes Amen’s shares should return to a more appropriate valuation during 2011. The evaluation of the near-term prospects of Amen and SFF were in relation to the severity and duration of the unrealized loss.  Based on that evaluation and the Company’s ability and intent to hold the securities for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider them to be other-than temporarily impaired at December 31, 2010.

Note 7. Reinsurance

4.
Refer to prior comment four.  Your revised MD&A disclosure in response to bullet four appears to address only a portion of the line item “commissions and amortization of deferred policy acquisition costs” totaling $(1,650,926) in 2008.  You disclose that results from this agreement included in this line item were approximately $(1,244,000) for the year 2008 but you do not explain the reason for the additional credit of approximately $400,000.  Please expand your disclosure to quantify the various components of this line item to explain the large negative expense in 2008.  In addition, consistent with your response to bullet five, disclose why bond sales impact profit on this block of business and any related commission offsets/allowances and amortization of DAC.

Response:  Below are the revisions to the 2009 Form 10K MD&A quantifying the various components of the line item DAC amortization and commission allowances.

Commissions and amortization of deferred policy acquisition costs increased $1,708,239 from 2008 to 2009 mostly as a result of lower commissions offset from a reinsurance agreement in AC caused by lower profits on the block of business due to bond sales.  The AC agreement is a financial reinsurance agreement.  The earnings on the block of business covered by this agreement are utilized to re-pay the original borrowed amount.  The commission allowance reported each period from this agreement represents the net earnings on the identified policies covered by the agreement in each reporting period.  Results from this agreement included in this line item were approximately $107,000 and $(1,244,000) for the years 2009 and 2008, respectively.  As financial reinsurance, all financial results relating to this block of business are utilized to repay the outstanding borrowed amount from the reinsurer.  Securities are specifically identified and segregated in a trust account relative to this arrangement.  Should a gain or loss occur on one of these identified securities in the trust account, the results are included in the calculation of the current period financial results of the treaty with the reinsurer.   While the agreement may result in variances in this line item, this arrangement has no material impact on net income.  The overall impact to net income was $19,000 and $26,000 for the years 2009 and 2008, respectively.  A liability for the original ceding commission established at the origination of the agreement and is amortized through this line item as earnings on the block of business are realized.  Going forward, this line item is expected to be more in line with prior history.  Most of the Company’s agent agreements contained vesting provisions, which provide for continued compensation payments to agents upon their termination subject to certain minimums and often limited to a specific period of time.  Another factor is attributable to normal amortization of the deferred policy acquisition costs asset.  The Company reviews the recoverability of the asset based on current trends and known events compared to the assumptions used in the establishment of the original asset.  No impairments were recorded in the periods reported.  The 2008 results also included approximately $(400,000) of commission allowances from a reinsurance agreement that was recaptured in 2008, thus having no activity to this line item in 2009.

Exhibits 31 and 32

5.	Please revise your filing to include a current date with each certification.

Response:  Exhibits 31 and 32 have been revised to show a current date.

Please contact me should you have any questions regarding the above.  I can be reached via telephone at 217-241-6363 or via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President